FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                   FILING COMPANY: CLEARONE COMMUNICATIONS, INC.
                      SUBJECT COMPANY: EMERGENT, INC., SEC FILE NUMBER 000-23858

[ClearOne logo]


FOR IMMEDIATE RELEASE

CONTACT:   Bryce Benson, Investor/Media Relations
           ClearOne Communications Inc.
           Phone: 1.801.974.3786, 1.800.945.7730
           Fax: 1.801.977.0087
           E-mail: bryce.benson@clearone.com

--------------------------------------------------------------------------------
               ClearOne to Acquire Multimedia Conferencing Company
--------------------------------------------------------------------------------

SALT LAKE CITY, January 22, 2002--ClearOne Communications Inc. (Nasdaq: GTNR) has signed a definitive merger agreement to acquire E.mergent Inc. (Nasdaq:
EMRT), a leading provider of video conferencing products and services.

"This acquisition will help position ClearOne to achieve its long-term financial objectives and reinforce ClearOne's strategy of providing a comprehensive suite of multimedia conferencing products and services," said Frances Flood, president and chief executive officer of ClearOne. "The combined forces of ClearOne and E.mergent establish a formidable conferencing products and services company poised to leverage a burgeoning market."

Based on E.mergent's previously reported revenue, ClearOne anticipates that this acquisition will add more than $20 million to ClearOne's annual sales. The following anticipated key elements of the acquisition are expected to contribute to both top and bottom line growth:

o The Gentner division plans to enhance its V-There(TM) video conferencing products, the first of which is scheduled to ship this quarter, with a full line of patented video peripheral devices, including document and voice-tracking cameras, from E.mergent's VideoLabs(R) division.

o Today, nearly 80 percent of VideoLabs' technology sales are derived from a well-established set-top video conferencing channel that complements the existing Gentner dealer channel for installed conferencing products. This channel will provide a new opportunity to sell the Gentner suite of video and audio products. In turn, Gentner plans to leverage its existing channels to sell VideoLabs' products.

o Over the past several years, the Gentner division has developed a best-in-class technical team designed to assist its dealer/integrator channel with service, support and training. Gentner expects to expand this team through E.mergent's Acoustic Communications Systems(TM) division, which will function as installation support to the dealer network.

                                    - more -

o E.mergent will give ClearOne an expanded geographic representation with locations in Chicago, Minneapolis and Des Moines, Iowa. With a significant percentage of E.mergent's revenue derived from the international market, ClearOne expects this acquisition to broaden its international distribution and expertise. E.mergent also provides a solid customer base that today uses other vendors for conferencing products and services. These customers will benefit from a new, full suite of advanced audio, video and camera technologies, as well as high-end, custom conferencing furniture, which the combined company plans to offer.

o ClearOne will add management strength through E.mergent's chief technology officer Rob Sheeley, who will join ClearOne as CTO with responsibility for all research and product development, bringing together a sales, technology and customer focus to all of the Gentner, Ivron, and VideoLabs products.

Under the terms of the agreement, E.mergent will merge into a subsidiary of ClearOne. ClearOne will pay $7.3 million in cash and will issue, or reserve for issuance upon the exercise of assumed stock options, 873,000 shares of ClearOne common stock in exchange for all of E.mergent's fully diluted equity, including all outstanding E.mergent stock options to be assumed by ClearOne in connection with the merger. The actual amount of cash and ClearOne shares exchanged for each outstanding E.mergent share will depend on the number of E.mergent shares outstanding at the time of the merger. The transaction will be accounted for as a purchase. Completion is subject to approval by E.mergent's stockholders and other customary closing conditions.

"Since our acquisition of video technology from Ivron Systems, we have been working diligently on developing a family of video conferencing products that incorporate Gentner-quality audio, intuitive data collaboration and high quality video--all packaged for ease of use," Flood said. "The V-There product family will include our set-top system, designed for smaller, often mobile,
conferencing   environments,   and   our   integrated   system,   for   high-end
installations."

"We anticipate that many of the benefits from this merger will be immediate," said Flood. "We expect to be able to package integral peripheral devices, such as document cameras for better data sharing and voice tracking cameras, to enhance the feature set of our V-There products. Essentially, we will be able to create an integrated package to gain a greater share of the conferencing room."

"Through this acquisition, we expect to be able to access new vertical channels, provide a greater product and service offering to existing Gentner dealers, and increase our ability to sell audio, video and data conferencing services," said Flood. "We anticipate net margin improvements for E.mergent by eliminating marketing redundancies, improving manufacturing efficiencies, and capitalizing on other cost saving initiatives."

Randy Wichinski, ClearOne's chief financial officer noted that in recent months ClearOne has, in addition to the transaction with E.mergent, gained valuable

                                    - more -
video conferencing technology by acquiring Ivron Systems and raised gross proceeds of $25.5 million through a private offering of 1.5 million shares of ClearOne's common stock. "We are very optimistic about these events, including the acquisition of E.mergent, and the anticipated effect they will have on our financial results for the rest of the fiscal year," he said.

According to Sheeley, the conferencing industry has been shifting from a hardware business to a systems business. "This shift has caused distribution channels to demand complete product and service solutions from their manufacturers. The integration of Gentner and VideoLabs products and services provides us with the unique ability to deliver total system solutions to the conferencing marketplace," he said.

Wedbush Morgan Securities acted as financial advisor to ClearOne and assisted in the transaction.

About ClearOne
ClearOne Communications Inc. (www.clearone.com) develops conferencing products and services to enhance communication, collaboration and productivity between geographically dispersed enterprises.

About E.mergent
E.mergent Inc. (www.emergentincorporated.com) is a global organization committed to developing products and services for multimedia-rich visual communication solutions.

Forward-Looking Disclaimer
This press release  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to the Safe Harbor provisions created by such statutes, and are based on ClearOne's current expectations, forecasts and assumptions. Such statements include ClearOne's expectations about the potential benefits of the merger, and the anticipated integration of E.mergent, its products, customer base and distribution channels, and the anticipated operations and financial results of the combined company. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated events. In particular, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in realizing the benefits of the merger due, for example, to difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. Additional risks and uncertainties include conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergies, efficiencies and cost-savings of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth,

                                    - more -
the ability to manage business and personnel integration, risks associated with international sales and operations, environmental regulations, market risk, segment risk, the ability to retain key personnel and intellectual property rights enforcement. For a more comprehensive list and description of risks and uncertainties, see the reports filed with the Securities and Exchange Commission by E.mergent and ClearOne, specifically ClearOne's forms 8-K, 8-K/A, 10-Q, S-3 and 10-K. Each of ClearOne and E.mergent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information
ClearOne intends to file a registration statement on Form S-4 and E.mergent intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction, each of which will contain information about the transaction. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available. The registration statement and the proxy statement/prospectus will contain important information about ClearOne, E.mergent, the transaction and related matters, including detailed risk factors. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with this transaction. E.mergent's directors are: Richard F. Craven, Peter McDonnell, Roger Redmond, James W. Hansen, and Robin Sheeley. E.mergent's executive officers are: James W. Hansen, President, Treasurer, CEO and Chairman; Robin Sheeley, Chief Technology Officer; and Jill R. Larson, Vice President - Administration. Information concerning E.mergent's directors and executive officers can be found in documents filed by E.mergent with the SEC. Certain directors and executive officers of E.mergent may have direct or indirect interest in this transaction due to securities holdings, vesting of options, indemnification rights, employment arrangements and rights to severance payments if their employment is terminated following the merger. Additional information regarding participants in the solicitation will be contained in the proxy statement/prospectus.

                                      # # #